UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHOTOMEDEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

719358400

(CUSIP Number)

Suneet Singal

First Capital Real Estate Trust Incorporated

60 Broad Street, 25th Floor

New York, NY 10004

(212) 388-6800

with a copy to:

Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719358400

1.	Names of Reporting Persons. First Capital Real Estate Trust Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Maryland

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: (1)
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.6%

14.	Type of Reporting Person (See Instructions): CO

See Item 5(a) for an explanation of the shares of beneficial ownership and percent ownership being reported.

CUSIP No. 719358400

1.	Names of Reporting Persons. First Capital Real Estate Operating Partnership L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: (1)
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 16.6%

14.	Type of Reporting Person (See Instructions): PN

See Item 5(a) for an explanation of the shares of beneficial ownership and percent ownership being reported.

CUSIP No. 719358400

1.	Names of Reporting Persons. Suneet Singal
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: (1)
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 16.6%

14.	Type of Reporting Person (See Instructions): IN

 See Item 5(a) for an explanation of the shares of beneficial ownership and percent ownership being reported.

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of PhotoMedex, Inc., a corporation formed under the laws of Nevada (the “Issuer”), whose principal executive offices are located at 2300 Computer Drive, Building G, Willow Grove, PA 19090.

Item 2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	First Capital Real Estate Trust Incorporated
(2)	First Capital Real Estate Operating Partnership L.P.; and
(3)	Suneet Singal.

First Capital Real Estate Trust Incorporated (the “Contributor Parent”) is a Maryland corporation, and First Capital Real Estate Operating Partnership L.P. (the “Contributor”, and together with Contributor Parent, the “Contributor Parties”) is a Delaware limited partnership. The business address of each of the Contributor Parent and the Contributor is 60 Broad Street, 25th Floor, New York, NY 10004. The principal business of the Contributor Parent is a real estate investment trust (REIT) and the Contributor is the principal operating company subsidiary of the Contributor Parent. Mr. Singal is the Chief Executive of the Contributor Parent, which is the general partner of the Contributor.

Mr. Singal is a United States citizen. His address is c/o First Capital Real Estate Trust Incorporated, 60 Broad Street, 25th Floor, New York, NY 10004.

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Interest Contribution Agreement dated March 31, 2017 by and among the Issuer, FC Global Realty Operating Partnership, LLC (the “Acquiror”), a newly formed subsidiary of the Issuer, the Contributor Parent and the Contributor (the “Contribution Agreement”), the Contributor will contribute to the Issuer interests in real estate properties, and interests in entities holding real estate properties (the “Transferred Interests”), which it currently owns or plans to acquire, in exchange for securities of the Issuer. The Contribution Agreement provided for a due diligence right of termination by either party, which expired on April 20, 2017, without either party having elected to terminate. Except as described herein, no cash or other consideration will be paid to the Issuer in connection with the transaction.

Item 4. Purpose of Transaction.

The purpose of the transaction is for the Reporting Persons to acquire a substantial voting and equity interest in the Issuer. Following the Initial Closing (as defined below), the Contributor will hold approximately 16.6% of the Common Stock of the Issuer, and approximately 47.7% of the combined Common Stock and  nonvoting Preferred Stock of the Issuer.  If, pursuant to the rules of NASDAQ, the stockholders of the Issuer approve the issuance of 20% or more of the Common Stock of the Issuer to the Contributor, the Preferred Stock will be converted into Common Stock of the Issuer, and the Contributor will hold approximately 47.7% of the shares of Common Stock of the Issuer.  In addition, if all of the shares issuable by the Issuer pursuant to the Contribution Agreement are issued, and the Warrant described below is exercised in full, the shares issued will represent approximately 92.4% of the issued and outstanding shares of the Issuer. The Contribution Agreement contemplates that promptly following the effectiveness of a registration statement with respect thereto, the Contributor Parties will cause the distribution of the Issuer’s shares it acquired pursuant to the Contribution Agreement to their respective partners and stockholders.

The acquisition of control will be effected in a series of contemplated steps, corresponding to the issuance of securities of the Issuer to the Contributor in consideration for the transfer of the Transferred Interests to the Issuer. Upon the initial closing, expected to occur on or about May 17, 2017 (the “Initial Closing”, and such date, the “Initial Closing Date”), pursuant to the Contribution Agreement (defined below), the current members of the Board of Directors of the Issuer (the “Board”) will resign, and will be replaced by three persons designated by the Contributor Parent (two of whom will be independent), three persons designated by the Issuer (one of whom will be independent) and a seventh director, who shall be independent to be designated by the other directors. In addition, the current executive officers of the Issuer will resign or be reassigned to non-executive positions, and Suneet Singal will be designated as Chief Executive Officer of the Issuer. Following the Initial Closing, there are contemplated to be additional closings pursuant to which, subject to the satisfaction of certain conditions, additional Transferred Interests will be contributed to the Issuer. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 4,361,094 shares of Common Stock outstanding as of March 31, 2017, which is the total number of shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2016, filed by the Issuer with the Securities and Exchange Commission on March 31, 2017. At the Initial Closing, the Reporting Persons are expected to become the beneficial owners of 867,858 shares of Common Stock, representing 19.9% of the issued and outstanding shares of Common Stock of the Issuer prior to the issuance of Common Stock, and 16.6% of the issued and outstanding shares of Common Stock of the Issuer immediately following the Initial Closing (assuming that no shares of Common Stock are issued by the Issuer during the period from March 31, 2017 until the Initial Closing). In addition, at the Initial Closing, the Reporting Persons are expected to become the beneficial owners of shares of nonvoting Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer that may, as described below, be converted into 3,103,075 shares of Common Stock of the Issuer. Under the applicable NASDAQ rules to which the Issuer is subject, shareholder approval is required for the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20 percent or more of the common stock or 20 percent or more of the voting power outstanding before the issuance. The ability of the Reporting Persons to acquire more than 20 percent of the Common Stock will therefore be subject to a vote of the stockholders of the Issuer. As described in the Contribution Agreement, the Reporting Persons may acquire additional shares of Common Stock, subject to the satisfaction of certain conditions to the contribution of the Transferred Interests. If all of the Transferred Interests contemplated by the Contribution Agreement (including the optional contributions) are contributed to the Issuer, and all of the conditions to the exercise of a Warrant for 25,000,000 shares of Common Stock to be issued pursuant to the Contribution Agreement are satisfied, the Reporting Persons would hold 71,541,512 shares of Common Stock of the Issuer, representing approximately 94.2% of the outstanding shares of Common Stock (assuming no further issuances of shares of Common Stock by the Issuer). Under the terms of the Contribution Agreement, the conditions relating to whether the additional shares of Common Stock will be issued will be determined on or before December 31, 2017, based on the satisfaction of the conditions set forth therein.

Following the issuance of the Common Stock to the Contributor, the Contributor Parent and the Contributor are required by the Contribution Agreement to cause the distribution of such Common Stock to their respective stockholders and partners.

As of the filing date of this Schedule 13D, the Reporting Persons do not directly beneficially owns any shares of Common Stock of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b) the Contributor Parent and Suneet Singal may be deemed to share the power to vote and dispose of the shares of Common Stock directly beneficially owned by the Contributor.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

The Contribution Agreement

On March 31, 2017, the Issuer and the Acquiror, entered into the Contribution Agreement with the Contributor and the Contributor Parent, under which the Contributor may contribute certain real estate interests to the Acquiror in a series of installments no later than December 31, 2017. In exchange, the Contributor will receive shares of the Issuer’s Common Stock, newly designated Preferred Stock and a Warrant, as described below.

First Contribution

In the first contribution installment, which is expected to occur on or about May 17, 2017, the Contributor is obligated to transfer $10 million of interests to the Acquiror, comprising four vacant land sites set for development into gas stations located in northern California, and a single family residential development located in Los Lunas, New Mexico. Contributor currently has a 6% interest in the entity which owns the residential development, and expects to acquire an additional 11.9% interest prior to the Initial Closing Date. The residential development in New Mexico consists of 251, non-contiguous, single family residential lots and a 10,000 square foot club house. 37 lots have been finished, and the remaining 214 are platted and engineered lots.

In exchange for such transfer, the Issuer will issue to Contributor a number of duly authorized, fully paid and non-assessable shares of the Issuer’s Common Stock and Preferred Stock, determined by dividing the $10 million value of that contribution by a specified per share value, which represents a 7.5% premium above the volume-weighted average price (“VWAP”) of all on-exchange transactions in the Issuer’s shares executed on NASDAQ during the forty-three (43) NASDAQ trading days prior to the NASDAQ trading day immediately prior to the public announcement of the transaction by the Issuer and Contributor Parent, as reported by Bloomberg L.P. (the “Per Share Value”). The Per Share Value has been calculated to be $2.51983 per share of the Issuer’s Common Stock. At the Initial Closing, the Contributor is to receive a number of shares equal to up to 19.9% of the issued and outstanding Common Stock of the Issuer immediately prior to the Initial Closing. The balance of the consideration will be paid in shares of the Issuer’s Preferred Stock, as described above.

Also at the Initial Closing, the Acquiror will assume the liabilities associated with these initial contributed interests. On or before the Initial Closing, certain officers and/or directors of the Issuer – Dr. Dolev Rafaeli, Dennis McGrath, and Dr. Yoav Ben-Dror – will resign from their positions as officers and/or directors of the Issuer. In addition, certain members of the Board will resign, or the number of directors on the Board will be increased, so that the Board will ultimately consist of seven (7) persons as set forth in Item 4 hereof.

Second Contribution

Contributor Parent is also required to contribute two additional property interests valued at $20 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This second installment is mandatory.

Contributor is obligated to contribute to the Acquiror its 100% ownership interest in a hotel property located in Texas that is currently undergoing renovations to be converted to a Wyndham Garden Hotel. Before contributing the property to the Acquiror, Contributor must resolve a lawsuit concerning ownership of the property. Only when Contributor has confirmed that it is the full and undisputed owner of the property may it contribute that interest to the Acquiror.

In addition, Contributor is obligated to contribute to the Acquiror its interest in Dutchman’s Bay and Serenity Bay (referred to as the “Antigua Resort Developments”), two planned full service resort hotel developments located in Antigua and Barbuda in which Contributor expects to own a 75% interest in coordination with the Antigua government. Serenity Bay is a planned resort comprised of five contiguous parcels (28.33 acres) zoned for hotel and residential use that are planned for 246 units and 80 one, two and three bedroom condo units. Dutchman’s Bay, is a planned condo hotel with 180 guestrooms, 102 two bedroom condos, and 14 three bedroom villas. To acquire the property in Antigua, Contributor must obtain an amendment to its agreement with the government to extend the time for development of these properties and confirm that all development conditions in the original agreement with the government have been either satisfied or waived.

In exchange for these interests, the Issuer will issue to Contributor a number of duly authorized, fully paid and non-assessable shares of the Issuer’s Common Stock, determined by dividing the $20 million value of that contribution by the Per Share Value. As a condition to the Second Contribution, all necessary corporate approvals shall have been obtained by the Issuer in order that the shares issuable to the Contributor in connection with the Second Contribution will be Common Stock.

Optional Contribution

Contributor Parent has the option to contribute either or both of two additional property interests collectively valued at $66.5 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This third installment is optional in Contributor Parent’s sole discretion.

The Contributor Parent may contribute to the Acquiror its interest in a resort development project on an island just south of Hilton Head, South Carolina (“Melrose”). Contributor Parent is currently negotiating the acquisition of this property.

Contributor Parent also may contribute to the Acquiror a golf and surf club development project on the Baja Peninsula in Mexico (“Punta Brava”) which it is negotiating to acquire. Punta Brava is valued by Contributor Parent at $44 million based on Contributor Parent’s proposed commitment of $5 million upon closing on this property, plus a proposed commitment for an additional $5 million and a second commitment of $34 million for construction of the project.

In exchange for these interests, the Issuer will issue to Contributor a number of shares of the Issuer’s Common Stock, determined by dividing $86,450,000 (130% of the value of that contribution) by the Per Share Value. In addition, the Issuer will issue to Contributor a five (5) year warrant (the “Warrant”) to purchase up to 25,000,000 shares of the Issuer’s Common Stock at an exercise price of $3.00 per share that shall vest in stages upon the achievement of the milestone specified in the Contribution Agreement. The number of warrant shares and the exercise price will be equitably adjusted in the event of a stock split, stock combination, recapitalization or similar transaction.

General Conditions

Prior to each contribution, the Board will determine whether or not the pre-contribution conditions have been satisfied before accepting the property interests and issuing shares of the Issuer’s stock to Contributor Parent.

The Contribution Agreement is subject to the usual pre- and post-closing representations, warranties and covenants, and restricts the Issuer’s conduct to the conduct to that in the ordinary course of business between the signing and December 31, 2017.

No assurance can be given that the conditions to the contributions set forth in the Contribution Agreement will be satisfied or that the Contributor or the Contributor Parent will be able to acquire any of the interests they do not currently own.

Under the Contribution Agreement, amounts due to Dr. Dolev Rafaeli and Dennis McGrath under their employment agreements, as well as amounts due to Dr. Yoav Ben-Dror for his services as a member of the Board and officer of the Issuer’s foreign subsidiaries, will be converted to convertible secured notes (the “Payout Notes”) after approval from the Issuer’s stockholders. The Payout Notes will be due one year after the stockholder approval and carry a ten percent (10%) interest rate. The principal will convert to shares of the Issuer’s Common Stock at the lower of (i) the Per Share Value or (ii) the VWAP with respect to on-exchange transactions in the Issuer’s Common Stock executed on the NASDAQ during the thirty (30) trading days prior to the maturity date as reported by Bloomberg L.P.; provided, however, that the value of the Issuer’s Common Stock shall in no event be less than $1.75 per share. The Payout Notes will be secured by a security interest in all assets of the Issuer; provided, however, that such security interest will be subordinated to any (i) claims or liens to the holders of any debt (including mortgage debt) being assumed by the Issuer as a result of the transaction contemplated by the Contribution Agreement, and (ii) all post-closing indebtedness incurred by the Issuer or its subsidiaries. The holders of the Payout Notes will have demand registration rights which requiring the filing of a re-sale registration statement on appropriate form that registers for re-sale the shares of Common Stock underlying the Payout Notes within thirty (30) days of issuance with best efforts to cause the same to become effective within one-hundred twenty (120) days of issuance.

Special Meeting of Stockholders

As promptly as possible following the Initial Closing, the Issuer is required file a proxy statement and hold a special meeting of its stockholders to authorize and approve certain matters, as set forth in the Contribution Agreement, including the following:

•        the issuance to the Contributor or its designee or designees of the Issuer’s shares in exchange for the contributed assets, and the issuance of the Warrant and, upon exercise of the Warrant, the underlying shares of the Issuer’s Common Stock in exchange for the contribution of the optional property interests, if any are made;

•        an amendment and restatement of the Articles of Incorporation of the Issuer, including an increase the number of authorized shares of common stock, $.01 par value per share, of the Issuer from fifty million (50,000,00) shares to five hundred million (500,000,000) shares and increase the number of authorized shares of preferred stock, $.01 par value per share, of the Issuer from five million (5,000,000) shares to fifty million (50,000,000) shares; and

•        the election of a Board to consist of seven (7) persons of whom (i) three (3) shall be designated by the Issuer, (ii) three (3) shall be designated by Contributor Parent; and (iii) one (1) (the “Nonaffiliated Director”) shall be selected by the other six (6) directors; provided, however, that at least four (4) of the members of the Board as so designated shall be independent directors as provided by the rules of NASDAQ (each an “Independent Director”). Of the Board designees of the parties, one (1) of the Issuer’s designees shall be an Independent Director, two (2) of the Contributor Parent’s designees shall be Independent Directors and the Nonaffiliated Director shall be an Independent Director. The compensation committee, nominations and corporate governance committee and audit committee of the Issuer shall each consist of the Issuer’s designee who is an Independent Director, one of Contributor Parent’s designees who is an Independent Director and the Nonaffiliated Director.

Certain security holders of the Issuer are subject to a voting agreement (described below) under which they are obligated to vote in favor of the proposals at the stockholder meeting.

Termination Fee

The transaction is subject to a termination provision under which, in the event of a material breach of the terms of the transaction, the breaching company must pay all out-of-pocket expenses of the non-breaching company incurred up to the date of termination of the transaction.

Voting Agreement

In addition, on March 31, 2017, in connection with its entry into the Contribution Agreement, the Contributor Parent entered into a Shareholder Voting Support and Confidentiality Agreement (the “Voting Agreement”) with certain holders of securities of the Issuer (“Issuer Security Holders”), pursuant to which such security holders agreed, among other things, to vote in favor of the adoption of the Contribution Agreement and the transactions contemplated thereby and in favor of the approval of the number of shares or voting power to be issued or granted by the Issuer to the Contributor Parent or its shareholders or affiliates pursuant to the Agreement. The Voting Agreement does not require the Issuer Security Holders to vote their shares in the Issuer as directed by the Reporting Persons. The Reporting Persons disclaim any beneficial ownership interest in the Issuer securities represented by the Issuer Security Holders.

The foregoing summary of the terms and conditions of the Contribution Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Contribution Agreement and the Voting Agreement, copies of which are included as exhibits hereto and which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Interest Contribution Agreement, by and among the Issuer, FC Global Realty Operating Partnership, LLC, First Capital Real Estate Trust Incorporated and First Capital Real Estate Operating Partnership L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by First Capital Real Estate Trust Incorporated on April 3, 2017).

99.2	Shareholder Voting Support and Confidentiality Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by First Capital Real Estate Trust Incorporated on April 3, 2017).

99.3	Joint Filing Agreement by and among First Capital Real Estate Trust Incorporated and First Capital Real Estate Operating Partnership L.P and Suneet Singal, dated April 28, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:   April 28, 2017

First Capital Real Estate Trust Incorporated,
a Maryland corporation

By:	/s/ Suneet Singal
Name:	Suneet Singal
Title:	Chief Executive

First Capital Real Estate Operating Partnership L.P., a Delaware limited partnership

By:	First Capital Real Estate Trust Incorporated
a Maryland corporation, as the general partner of First Capital Real Estate Trust Incorporated

By:	/s/ Suneet Singal
Name:	Suneet Singal
Title:	Chief Executive

/s/ Suneet Singal
Suneet Singal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)